Exhibit 17.2
To: Chairman Governance Committee
Date: February 29, 2008
I will not be standing for re-election to the Board of Directors of American Ecology in May 2008 and in this regard, I am formally noting my protest with respect to several actions taken and/or contemplated by the four-man majority of the company’s Board, consisting of insider Eddie Heil, two independent directors Roy Eliff and Jeff Merrifield (not elected but recently appointed), and CEO Stephen Romano. These include:
1.	The February 22, 2008 reconfiguration of the nominating committee. On February 21, the four aforementioned board members agreed to an emergency board meeting to reconfigure the nominating committee, despite the fact that the two other independent directors, who were on the nominating committee (one of whom was the chairman of the committee) as well as the chairman of the board, could not participate in the last minute February 22 meeting. At that meeting, the two independent members of the nominating committee were replaced and the insider director assumed the chairmanship. The employment of such covert tactics to change out duly appointed board members is, in my opinion, regrettable, a throwback to former board practices predating my chairmanship, and not in the best interests of shareholders.

2.	Consolidation of the position of CEO and chairmanship of the board. Today, governance practices advocate the separation of the position of CEO and chairmanship to foster the fundamentals of checks and balances. On February 26, the four aforementioned board members voted to combine the position of CEO and chairmanship with the remaining three board members voting against the motion, I believe that such an action may result in undesirable repercussions at American Ecology as the CEO has exhibited instances of disdain, derision, and dismissal of legitimate board member inquiries, avowed that the board should only provide advice and counsel and not oversight over his management of the company and has been generally intolerant of dissent from any source. By making the CEO the chairman of the company, the CEO will not be accountable to shareholders.

3.	The strategic direction of the company. External growth can take on heightened risk with unrelated businesses. Historically, American Ecology’s efforts in unrelated areas have proved disastrous and costly. Yet, the CEO is pursuing just such a transaction where again, American Ecology’s management has little experience or understanding and will depend wholly upon someone else’s expertise. I believe such an action to be ill advised, particularly in light of the fact that current results of the business to be acquired are now proving substantially below forecast and substantially below year earlier results. To assume that a buyer can fix what a seller of an unrelated business cannot, is in my opinion, either presumptuous or naive, and potentially could dilute the good performance of the company’s existing business, which cannot be in the best interests of shareholders.

/s/ Kenneth C. Leung
Kenneth C. Leung Director